Exhibit 99.2

James Hardie Industries plc
Europa House 2nd Floor, Harcourt Centre
Harcourt Street, Dublin 2, Ireland

T: +353 (0) 1 411 6924
F: +353 (0) 1 497 1128

18 December 2013

The Manager

Company Announcements Office

Australian Securities Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

Cancellation of shares

In relation to the on-market buy-back program announced on 23 May 2013, James Hardie Industries plc (JHIplc) advises that:

•	305,153 JHIplc shares represented by CUFS that were bought back by JHIplc between 1 October 2013 and 13 December 2013 have been cancelled effective at close of business on 18 December 2013;

•	the total amount paid by JHIplc to buy back the CUFS representing the cancelled JHIplc shares was A$3,538,590; and

•	all of the securities bought by JHIplc under the buy-back were CUFS (with each of the CUFS representing one share in the capital of JHIplc).

As a result of this cancellation, the number of CUFS issued and quoted on the ASX as at the close of business on 18 December 2013 is now 443,536,551.

Yours faithfully

/s/ Marcin Firek

Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman, US), Brian Anderson (USA), David Harrison (USA), Alison Littley (United

Kingdom), James Osborne, Donald McGauchie (Australia), Rudy van der Meer (Netherlands).

Chief Executive Officer: Louis Gries (US)

Company number: 485719